UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Saleen Automotive, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     August 6, 2021

Physical address of issuer
2735 Wardlow Road, Corona, CA 92882

Website of issuer
www.saleen.com

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,585,939.00	$16,231,810.00
Cash & Cash Equivalents	$37,173.00	$2,958.00
Accounts Receivable	$216,064.00	$48,148.00
Short-term Debt	$10,544,093.00	$10,138,168.00
Long-term Debt	$2,145,001.00	$1,394,111.00
Revenues/Sales	$4,382,758.00	$3,329,975.00
Cost of Goods Sold	$4,696,357.00	$3,657,529.00
Taxes Paid	$27,653.00	$192,917.00
Net Income	-$1,441,198.00	$4,748,693.00

April 30, 2024

FORM C-AR

Saleen Automotive, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Saleen Automotive, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.saleen.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Saleen Automotive, Inc. (the "Company") is a Delaware Corporation, formed on August 6, 2021.

The Company is located at 2735 Wardlow Road, Corona, CA 92882.

The Company's website is www.saleen.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles (''Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers (''Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, transmissions, suspensions, interior trims, and aerodynamics, to set them apart from their counterparts. All Saleen models are tested and built at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We are an original equipment manufacturer (''OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as "Saleen Signature Cars". We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the product or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the automotive industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates may be favorable, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Saleen Original Series. Delays or cost overruns in the development of our Saleen Original Series and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Aside from the R&D costs paid for by JSAT, the Company was previously paid approximately $28,000,000 for its role in developing the model S1 car. There is no assurance that sufficient funds will be raised by the Company in the future to complete the development of the model S1, or any of its other development stage Saleen Original Series vehicles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Issuance instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted , will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns over 25 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to

file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it ; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including some of our retail and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Intense Competition

Saleen Automotive operates in a highly competitive market, facing competition from established manufacturers of American Muscle Cars, Premium Luxury Cars, and High Performance Cars. Competitors include well-known brands such as Ford, Chevrolet, Jeep, Cadillac, Lexus, Porsche, Ferrari, Lamborghini, BMW, Audi, and Mercedes. The company will need to continuously differentiate itself, innovate, and maintain a strong brand presence to remain competitive and capture market share.

Economic Volatility

The luxury car market, although projected to experience substantial growth, is susceptible to economic downturns and fluctuations. During periods of economic instability, consumers may reduce discretionary spending on high-end luxury items, including luxury cars. A decline in consumer purchasing power or a recessionary environment could negatively impact the demand for Saleen's high-performance vehicles and lead to a decline in sales and revenue.

Supply Chain Disruptions

Saleen Automotive relies on a complex supply chain to source components, parts, and materials required for manufacturing its vehicles. Disruptions in the supply chain, such as delays in the delivery of essential components, shortages of raw materials, or geopolitical factors affecting suppliers, could lead to production delays, increased costs, and customer dissatisfaction. The company should have contingency plans in place to mitigate potential disruptions and ensure a reliable supply chain.

Technological Advancements

The automotive industry is witnessing rapid technological advancements, including the rise of electric vehicles, autonomous driving technologies, and enhanced connectivity features. Failure to adapt and integrate these emerging technologies into its vehicles could result in a loss of competitiveness for Saleen Automotive. The company needs to invest in research and development to stay ahead of technological trends and meet evolving customer expectations.

Regulatory Compliance

The automotive industry is subject to various local, national, and international regulations related to safety, emissions, fuel efficiency, and other environmental standards. Non-compliance with these regulations can lead to fines, penalties, reputational damage, and disruptions in production. Saleen Automotive must stay updated on regulatory requirements and ensure that its vehicles meet all necessary standards to avoid legal and compliance issues.

Intellectual Property Risks

While Saleen Automotive possesses a significant amount of intellectual property (IP), including patents and proprietary designs, there is a risk of infringement by competitors or other entities. Protecting and enforcing its IP rights is crucial for the company's success. Legal challenges, disputes, or inadequate IP protection could undermine Saleen's ability to differentiate itself and maintain a competitive advantage.

Changing Consumer Preferences

Consumer preferences and trends in the automotive industry can change rapidly. Shifts in consumer preferences towards electric vehicles, sustainability, and alternative mobility solutions may impact the demand for high-performance gasoline powered vehicles offered by Saleen Automotive. The company needs to anticipate and adapt to changing consumer preferences to ensure its product offerings remain attractive and aligned with market demands.

Economic and Geopolitical Factors

Saleen Automotive's operations and sales are not limited to a single market. Changes in economic conditions, trade policies, tariffs, or political instability in key markets can significantly impact the company's business. Fluctuating exchange rates, import/ export regulations, and geopolitical tensions can affect production costs, pricing, profitability, and market access for Saleen 's vehicles.

Brand Reputation

Maintaining a strong brand reputation is crucial in the automotive industry. Negative publicity, product recalls, quality issues, or safety concerns can tarnish a brand's image and erode consumer trust. Saleen Automotive needs to prioritize quality control, customer satisfaction, and ensure consistent delivery of high-performance vehicles to protect its brand reputation and retain customer loyalty.

Market Saturation

The luxury car market is becoming increasingly saturated with numerous manufacturers vying for market share. As more competitors enter the market, it may become more challenging.

We Have Been Involved in Multiple Lawsuits and A Regulatory Actions.

Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in interest, and Steve Saleen, our chief executive officer and director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder. We may be named in lawsuits or regulatory actions in the future. Regardless of whether any future claims or actions have merit, defending such lawsuits and regulatory actions may be time-consuming and costly, and could harm our reputation, adversely affect our relationship with customers and partners, divert management's attention and resources, and result substantial costs and/or subject us to significant liability.

Certain of Our Subsidiaries Are Subject To Tax Liens

Saleen Sales Corporation, one of our subsidiaries, is subject to three tax liens from the State of California, in the aggregate amount of $39,145, which we are, in good faith, disputing and seeking to settle. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of$4,712, all of which we are in the process of settling. The failure to settle such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business.

The managing member and majority owner of Edvest Saleen LLC, one of the Company's Principal Securities Holders, was named as a defendant in three civil lawsuits.

Leslie Edelman, the managing member and majority owner of Ed vest Saleen LLC, was named as a defendant in three civil suits, all of which have been closed. There are two claims of personal injury stemming from the delivery of materials and one claim of product liability. The involvement of Leslie Edelman in the civil suits may subject either Edvest Saleen LLC or the Company to increased scrutiny and regulatory compliance requirements. The Company may be required to disclose information, provide additional documentation, or comply with specific reporting obligations, which could result in additional costs and administrative burdens.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles (''Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers (''Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, transmissions, suspensions, interior trims, and aerodynamics, to set them apart from their counterparts. All Saleen models are tested and built at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We are an original equipment manufacturer (''OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as "Saleen Signature Cars". We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

Business Plan

We make our revenue by designing, developing, and manufacturing automobiles. Currently, the majority of our revenue comes from the Saleen Signature Series, which are high-performance automobiles based on the chassis of globally popular Ford automobiles such as the Ford Mustang, Ford F-150, and Ford Bronco. Our newest revenue stream will come from the production and sales of the Saleen Original Series, which are Saleen automobiles that are designed, developed, and produced entirely in house by Saleen Automotive. The Saleen Original Series will include the Saleen S1, a two seater sports car that will have the qualities, performance, and features of high end luxury European sports cars, but at a more attractive price. The S1 is only the beginning of the Saleen Original Series, which over time will feature an array of automobiles. S1 Concept & Design: The S1 concept is to offer an affordable, street legal Supercar offered as a 2.2L 4 cylinder, 450 hp, 2-seater, mid-engine. The debut concept and design was highlighted by creating a prototype for the vehicle's exterior, interior, and drive train.

The all aluminum chassis is housed in a carbon fiber body that provides an exotic mixture of race and luxury components. The $130k MSRP makes the S1 an affordable option compared to other Supercar brands with similar performance vehicles. Development: The Company has already completed extensive development including proof of concept. The Company has produced 4 Development units (street version) that have undergone extensive road and track testing. This includes testing drivetrains, crash simulation, aerodynamics, interior cabin ergonomics (e.g. pedal/seating positioning), breaking, suspension, Track Testing: Following in the steps of Saleen's previous development of Supercars, the S1 has gone through the more rigorous testing and development on racetracks across the US, compared to the S7. Racing provides the most intense stress testing that a car can undergo. Testing included using drivers of all ranges of semi-professional and professional drivers to provide data and design feedback. This was facilitated in a competitive setting as a race series. Then the S1 was put to the test and was raced by professional drivers against competitors such as Ferrari. This was necessary to meet the performance criteria in the industry. The S1 has competed in the Winners Circle. Development of the street version will take all of the technology and know how transfer from the race version. Certification & Production: In order to complete the final phase of production, the Company needs to pass the Start Up Production and Certification process. The final phase of certification must be performed by a 3rd party vendor. The 4 categories are 1) Airbag development & deployment 2) Headlight/taillight certification 3) Seating 4) Tailpipe emissions/ECU. The approximate cost to complete such certification is $15m (Headlight/taillight $1-2m, Seating $1-2m, ECU $4-5m, Airbag $3-4m, Startup production (e.g. tooling/assembly) $2m.

History of the Business

Saleen Automotive, Inc. (''Saleen," "we," "us," "our," or the "Company") was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, lnc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 6, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub, LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company. The Predecessor executed a merger that closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen Automotive. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc. Our parent Company, Saleen Automotive, Inc. was founded in Corona, CA in 2021, and wholly owns SLN Merger Sub LLC. SLN Merger Sub LLC wholly owns Saleen Sales Corporation (CA Corp, founded in 2013) and Saleen Signature Cars (CA Corp, founded in 2008).

The Company's Products and/or Services

Product / Service	Description	Current Market
Tuning (Signature Cars)	The Company builds upon a Ford chassis, adding value and customizing the car to perform as close to race spec as possible	Ford dealerships nationwide
Proprietary Cars	e.g. the Model S7; the go-to-market S1; and others currently in design phase.	luxury motorcar retail model
Automotive Engineering Consulting	Performance engineering consulting to worldwide automotive manufacturers	automotive manufacturers
Licensing	Licensing Saleen brand in exchange for royalty rate	Merchandising industry

The Company is progressing towards bringing the S1 to market. Some proceeds of the Offering will go towards the cost of bringing the S1 to market. Such costs include R&D related to safety certifications.

Current distribution methods: High-volume Ford dealerships (tuning business); For S1, retail model (e.g. Tesla).

Competition

The Company's primary competitors are Ford, Chevrolet, Jeep, Dodge, Cadillac, Lexus, Infiniti, Acura, Genesis, Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, Mercedes, Hennessey, and Roush.

Saleen Automobiles live at the intersection of 1) American Muscle Cars made by companies such as Ford, Chevrolet, Jeep, and Dodge, 2) Premium Luxury Cars made by Cadillac, Lexus, Infiniti, Acura, and Genesis and 3) High-Performance Cars such as Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, and Mercedes. We view all of these manufacturers as our competitors, because we echo the history, bravado, and price point of American Muscle Cars, the features and look of Premium Luxury Cars, and the speed and performance of High-Performance Cars. Other specific competitors include Hennessey and Roush.

Supply Chain and Customer Base

The principal suppliers for the Company are Ford Motor Co., along with proprietary vendors, custom fabricators, and national vendors.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Ford Motor Co.	Chassis and other essential automotive parts.	51.0%

The Company's current customers are high volume national Ford dealerships, individual car collectors, and exotic car dealerships.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5511178		SALEEN		July 10, 2018	United States
5394919		S		February 6, 2018	United States

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Saleen Automotive, Inc.	Saleen Performance Parts	Use of name and logo	December 31, 2030
Steve Saleen	Saleen Automotive	Use of name and likeness	
Saleen Automotive	Agent	Use of name, image of vehicle, and likeness	

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities.

Litigation

Parties	Description	Damages	Status
Tallahassee Ford v. Saleen Automotive, Inc.	Plaintiff claims it paid for a vehicle which was never delivered.	$73,047.17	Complaint filed
Green Worldwide Shipping, LLC v. Saleen Automotive Inc. and Stephan Saleen	Plaintiff claims unpaid balance for transportation services.	$9,297.95 plus interest and attorney fees	Complaint filed
TM Tecnologie Meccaniche s.r.l. v. Saleen Automotive, Inc.	Plaintiff claims unpaid balance for automobile-related products.	$225,064.00	Complaint filed
Automobile Club de I'Quest	Breach of Settlement Agreement	$30,000	Opposing party threatens to file breach of contract complaint for failure to make payment on a settlement agreement, with a balance due of $30,000

Other

The Company's principal address is 2735 Wardlow Road, Corona, CA 92882

The Company has the following additional addresses:

The Company conducts business in California.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
SLN Merger Sub LLC	Limited Liability Company	Delaware	August 6, 2021	100.0%
Saleen Sales Corporation	C-Corporation	California	August 22, 2013	100.0%
Saleen Signature Cars	C-Corporation	California	July 31, 2008	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Saleen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, July 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive Inc., CEO, July 2011 - present; Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

Education

University of Southern California, B.S. Business

Name

Dennis Hartmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Hartmann Law Group, Founding Member, January 1990 - Present; Oversee all aspects of the business.

Education

University of Alabama, B.A. University of Texas School of Law, J.D.

Name

Neil Hannemann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FACT (Forensic Automotive Collision Team), Automotive Consultant, January 2011-Present; Forensic analysis of accident vehicles and accident scenes. Consulting with, and testifying in deposition and trial for attorneys, and government agencies regarding complex automotive litigations. Testing and directing of testing, along with result analysis, of various vehicle components and systems. Testing of vehicle handling and dynamics.

Education

General Motors Institute, Bachelor of Science, Mechanical Engineering, Automotive option

---

Name

Michael Deschenes

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, July 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired, 2016-Present; active with personal equities portfolio management and real estate investments, some consulting assignments.

Education

California State University, Fullerton, B.S. Business Administration

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve Saleen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, July 2011 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive Inc., CEO, July 2011 - present; Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

Education

University of Southern California, B.S. Business

Name

Charles Arzubiaga

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Controller

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Saleen Automotive, Inc., Vice President, Controller, April, 2023 - Present; Oversee all finance and accounting functions at Saleen Automotive Maya Cinemas North America, Inc., Vice President of Accounting and Finance, January, 2020 - March, 2023; Oversee accounting and finance

Education

Charles is a graduate of the University of California, Santa Barbara, with a degree in Business Economics and an emphasis in accounting.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 20 employees in California and New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	26,751,476
Voting Rights	One vote per share. However, investors through Regulation CF appoint CEO to vote their securities.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the same securities as those being offered.
Other Material Terms or information.	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other

	entity holding the Securities. However, the Proxy will terminate upon the closing of a firm -commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities may have a liquidation preference over Common Stock.
Other Material Terms or information.	1,000,000 units of Preferred Stock have been authorized.

Type of security	Convertible Notes
Amount outstanding	100,000
Voting Rights	If converted, same rights as Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Securities convert into the same Securities as those being offered.
Other Material Terms or information.	The Convertible Note currently will convert at the lesser of $0.07 or 70% of the average of the Company's stock price over a specified period of time if it were publicly traded.
Value of SAFE or Convertible Notes	

Type of security	Warrants
Amount outstanding	2,222,222
Voting Rights	If converted, same rights as Common Stock.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These Securities convert into the same Securities as those being offered.
Other Material Terms or information.	Warrants for Common Stock. Exercise price of $0.10 per share.

Type of security	Units of Common Stock
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Amended SBA Loan
Name of creditor	Small Business Administration
Amount outstanding	$2,066,986.00
Interest rate and payment schedule	3.75%. The Company expects to pay installments on the principal and interest of $9,822.00 monthly, will begin twenty-four months from the date of the original note.
Amortization schedule	
Describe any collateral or security	The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc.
Maturity date	August 18, 2050
Other material terms	The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Type of debt	Secured Promissory Note
Name of creditor	W-Net Fund
Amount outstanding	$187,636.00
Interest rate and payment schedule	12.0%
Amortization schedule	
Describe any collateral or security	The W-Net Note is secured by automobiles as the Company has granted a security interest to the W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement.
Maturity date	November 28, 2021
Other material terms	The W-Net Note contains mandatory

	prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Type of debt	Convertible Notes
Name of creditor	Philpott Family Trust
Amount outstanding	$100,000.00
Interest rate and payment schedule	7.0%
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	March 28, 2017
Other material terms	The Convertible Note bears interest at 7.0% per annum, was due on March 28, 2017, and is currently in default.

Type of debt	Promissory Note
Name of creditor	Certitude Trust
Amount outstanding	$160,956.00
Interest rate and payment schedule	6.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2022
Other material terms	Currently in default

Type of debt	Promissory Note and Forbearance Note
Name of creditor	Rexco
Amount outstanding	$1,708,787.00
Interest rate and payment schedule	5.0% on Promissory Note
Amortization schedule	
Describe any collateral or security	
Maturity date	August 16, 2016
Other material terms	In fiscal year 2023, the Company negotiated a forbearance term sheet with the landlord of 2735 and 2755 Wardlow, Corona, CA to address past due rents due to the COVID-19 pandemic. As a part of this agreement, the Company acknowledged that as of February 28, 2023, Rexco is owed $1,586,477 in rent an additional $107,504 in late fees according to the Rexco statements and agreed to pledge its Common Stock as collateral for outstanding prior rent. If the Company does not full payment of past due rent by June 30, 2024, the landlord will proceed to enforce the terms of its lease and collect the past due rent by any legal means.

Type of debt	Promissory Note
Name of creditor	Manderson
Amount outstanding	$104,103.00
Interest rate and payment schedule	6.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2023
Other material terms	

Type of debt	Promissory Note
Name of creditor	Race Crafters Manufacturing
Amount outstanding	$200,000.00
Interest rate and payment schedule	Company must pay $5000 per month beginning May 1, 2023, and must pay $13,333.33 per month beginning May 1, 2025, for six months.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	$200,000.00 is settlement amount in a stipulated judgment.

The total amount of outstanding debt of the company is $4,528,468.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	155,950	$155,950.00	General business operations	April 1, 2022	Public Offering
Common Stock	916,903	$1,019,131.00	Intermediary fees; R&D; Marketing; Working Capital; Company	July 11, 2023	Regulation CF
Common Stock	375,000	$375,000.00	Working capital; R&D.		Rule 506(c)
Common Stock	100,000	$100,000.00	Working capital; R&D.		Rule 506(c)
Units of Common Stock					Regulation CF

Ownership

The Company's Common Stock is owned by many investors. There are three holders who each own more than 10% of the outstanding Common Stock. They are Edvest Saleen, LLC (16.3%), Steve Saleen (16.2%), and Gakasa Holdings (11.9%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Results of Operations Circumstances which led to the performance of financial statements Revenues, Cost of Goods Sold, and Gross Margins Revenues for the Company in fiscal year 2021, which ended on March 31, 2022, was $3,329,975, compared with revenues for the fiscal year 2022, which ended on March 31, 2023, which was $4,382,758. This represents an approximate increase of 32% over the prior year, which is primarily due to the Company's improved ability to get inventory from the Ford Motor Company in order to fulfill orders for the Saleen versions of the Ford Mustang and Ford F-150. The Company was significantly impacted by supply chain and inventory availability during the COVID-19 pandemic, which resulted in a decrease in sales and revenue. Costs of goods sold for the Company in fiscal year 2022 were $3,657,529, compared to $4,696,357 for fiscal year 2023, which is an approximate 28% increase from the prior year. Gross margin in fiscal year 2022 was -10% compared to -7% in fiscal year 2023. The Company's negative gross margin improved for fiscal year 2023 relative to fiscal year 2022, because of 1) an increase in sales, and 2) a decrease in COGS due to higher unit volume that led to improved pricing from suppliers. Expenses: Operating expenses for fiscal year 2022 were $4,272,260, as compared to $3,397,405 in fiscal year 2023, a 20.5% increase. Selling, general, and administrative expenses saw a 35% decrease between 2022 and 2023, from $3,963,692 to $2,575,074 respectively. This decrease in SG&A was related to the Company focusing on increasing efficiencies and decreasing burn over the pandemic. In 2022, the Company was burdened with the expenses related to the loss of its business in China. Conversely, research and development related expenses increased by 167% from 2022 to 2023, from $308,568 to $822,331 respectively, mostly due to increased activity related to product development from the Saleen Original Series and specifically the S1. Other Income/Expenses: The Company recognized a net loss of $1,441,198 in fiscal year 2023 as compared to a net income of $4,748,693 in fiscal year 2022. While the Company did see an improvement in loss from operations between 2022 and 2023, the main reason there was such a decrease in net income from the prior year was related to a one-time gain of $9,619,461 in fiscal year 2022, from the Company recovering assets related to the Saleen Original Series. This represented a significant increase in the Company's assets, which also totaled $9,619,461. Also, the Company recognized a gain on forgiveness of debt of $2,229,815, due to a) gain on forgiveness of a PPP loan in the amount of $909,740 and b) settlement of open accounts payable with vendors. Historical Results and Cash Flows: The Company has a long operating history, having been in business for 40 years. Revenues in fiscal year 2020, which ended on March 31, 2020, were $28,041,000, compared to revenues of$2,480,603 in fiscal year 2021, $3,329,975 in fiscal year 2022, and $4,382,758 in fiscal year 2023. The Company expects increased revenue in fiscal year 2024 and beyond as its supply chain opens up and it has access to more inventory as a part of its relationship with the Ford Motor Company. Additionally, as the Company relaunched the Saleen Original Series (e.g. S7) and brings the S1 car to mass production, it expects growing revenue in fiscal year 2024 and beyond from this business line. In order for the Company to see increased revenue, it must also have enough resources to support increased supply from the Ford Motor Company. These resources include hourly and full-time staff and working capital that is able to purchase the parts required when it enhances the Ford automobiles. In order for it to be able to support and produce sales of the S1 car as it scales to mass production, the Company will be required to have enough full-time and part-time staff, inventory availability, and working capital required to fully produce automobiles entirely in house. From a cash flow perspective, the Company continued to burn cash in fiscal year 2022 and fiscal year 2023 as the loss from operations continues to reflect both production of Ford tuned vehicles below the breakeven point, and expenses related to the continued R&D of the model S1. In fiscal year 2023 it began efforts to decrease fixed expenses and lower burn in order to increase cash flow as it gears up for a growth in revenue as compared to the prior few years. Additionally, it conducted a Regulation A+ financing round in fiscal year 2023, and it expects additional capital into the business from this fundraise and future planned fundraises in fiscal year 2024 and 2025.

Liquidity and Capital Resources

On April 1, 2022 the Company conducted an offering pursuant to Public Offering and raised $155,950.00.

On July 11, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,019,131.00.

On the Company conducted an offering pursuant to Rule 506(c) and raised $375,000.00.

On the Company conducted an offering pursuant to Rule 506(c) and raised $100,000.00.

On the Company conducted an offering pursuant to Regulation CF and raised .

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Currently, the Company has contemplated additional future sources of capital including, a second Regulation A+ financing round. The purpose of this fundraise and future ones will be to raise enough capital to relaunch the Sateen Original Series and bring automobiles from that product to mass production, starting with the S1.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Steve Saleen
Relationship to the Company	Director, Officer
Total amount of money involved	
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	Loan proceeds.
Description of the transaction	As of March 31, 2023 and 2022, the Company owed Mr. Saleen $145,598 and $190,698 in loans and $1,069,517 and $634,993 in accrued payroll, all respectively.

Property, Goods or Services

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Market-rate transaction.
Benefits or compensation received by Company	Market-rate transaction.
Description of the transaction	Selling and purchasing automotive parts to and from Saleen Performance Parts

Intellectual Property

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$72,000.00
Benefits or compensation received by related person	Use of IP asset.
Benefits or compensation received by Company	Royalties
Description of the transaction	License of Saleen Automotive name and logo to Saleen Performance Parts

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Molly Saleen
Relationship to the Company	Immediate Family Member of a Director
Total amount of money involved	$122,000.00
Benefits or compensation received by related person	See above
Benefits or compensation received by Company	See above
Description of the transaction	Automotive parts transactions and license as described above.

OTHER INFORMATION

Prior Litigation and Regulatory Actions Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in interest, and Steve Saleen, our chief executive officer and director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation (''Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13, thereunder. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of $4,712, all of which we are in the process of settling. The failure to settle such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business. The managing member and majority owner, Leslie Edelman, of one of the Company's Principal Securities Holders \vas involved in three previous civil suits, whereby Leslie was a named defendant. Leslie was named as a defendant in a civil suit filed on April 8, 2003, by Radio Kazimierz in the New Jersey Superior Court. Subsequently, Leslie was named as a defendant in a civil suit filed on March 21, 2013, by Radio Et Al in the United States District Court, New Jersey. The cases are for personal injury stemming from the delivery of materials to Leslie's home. Leslie was also named a defendant in a civil suit (Product Liability) in the United States District Court of the Middle District of Florida. The status of this case is "closed." Please see the risk factor section of the Company's onboarding materials for the risks associated. In addition, the Company is subject to several tax liens from the State of California. As of April 2024, Saleen Automotive Inc. owes the State of California $42,162.04 for all outstanding liens, which the Company is in the process of settling.

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steve Saleen
_____
(Signature)

Steve Saleen
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steve Saleen
_____
(Signature)

Steve Saleen
_____
(Name)

CEO, Director
_____
(Title)

_____
(Date)

/s/Dennis Hartmann

(Signature)

Dennis Hartmann

(Name)

Director

(Title)

(Date)

/s/Neil Hannemann

(Signature)

Neil Hannemann

(Name)

Director

(Title)

(Date)

/s/Michael Deschenes

(Signature)

Michael Deschenes

(Name)

Director

(Title)

(Date)

/s/Charles Arzubiaga

(Signature)

Charles Arzubiaga

(Name)

Vice President, Controller

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Steve Saleen, being the founder of Saleen Automotive, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of March 31, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2024, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending March 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.


/s/Steve Saleen
_____
(Signature)

Steve Saleen
_____
(Name)

CEO, Director
_____
(Title)

_____
(Date)


EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements